Monthly Report - September, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        9,878,975       20,297,704
Change in unrealized gain (loss) on open             (12,956)        3,707,943
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0         (38,447)
      obligations
   Change in unrealized gain (loss) from U.S.       (211,401)        (731,775)
      Treasury obligations
Interest income (expense)       	              170,972          743,967
Foreign exchange gain (loss) on margin deposits        44,430         (72,426)
				                 ------------    -------------
Total: Income 				            9,870,020       23,906,966

Expenses:
   Brokerage commissions 		              378,810        3,167,418
   Management fee 			               45,485          371,053
   20.0% New Trading Profit Share 	              449,021          734,499
   Custody fees 		       	                5,656           21,316
   Administrative expense 	       	               30,328          508,724
					         ------------    -------------
Total: Expenses 		                      909,300        4,803,010
Net Income(Loss)			   $        8,960,720       19,103,956
for September, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (79,486.169    $     2,836,065    104,895,081    107,731,146
units) at August 31, 2022
Addition of 		 	            323          5,547          5,870
2.470 units on September 1, 2022
Redemption of 		 	              0      (565,007)      (565,007)
(364.440) units on  September 30, 2022*
Net Income (Loss)               $       257,308      8,703,412      8,960,720
for September, 2022
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2022
(79,155.605 units inclusive
of 31.406 additional units) 	      3,093,696    113,039,033    116,132,729
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2022 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    8.54% 	    18.36%  $  1,269.97	   61,223.558 $    77,751,926
Series 3    7.24% 	    18.80%  $  1,992.68	    9,952.962 $    19,833,113
Series 4    9.07% 	    23.57%  $  2,757.19	    4,129.908 $    11,386,923
Series 5    7.19% 	    18.02%  $  1,860.34	    3,849.177 $     7,160,767

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036





			October 25, 2022
Dear Investor:

interest rate futures, equity futures and currency forwards far outdistanced losses from energy futures. Trading of non-energy commodity futures was flat.
Market prices adjusted significantly in September as participants finally realized that global central banks, led by the Federal Reserve, were intent on raising official interest rates faster and holding them at higher terminal levels for longer than previously expected in order to bring down unacceptably high inflation, even at the expense of slower growth, recession and rising unemployment. The Russian war on Ukraine, the European recession and energy crisis, heightening U.S.-China geopolitical tensions, and slowing Chinese growth due to the property market collapse and Zero COVID policy contributed to market turmoil.

In this environment, short positions in U.S., European and U.K. interest rate futures were profitable as interest rates climbed sharply higher, particularly in the wake of historically large official interest rate increases by the Federal Reserve, ECB and Bank of England. The new U.K. government's controversial debt-fueled economic policy of energy subsidies and tax cuts hitting the markets at the same time as the Bank of England was readying QT added to the upward pressure on rates.

Equity markets plunged further during the month as global interest rates surged higher, and worries about slowing global growth and a rising dollar portended significant earnings declines. Consequently, short positions in U.S., European, Korean, Chinese, Japanese, EAFE, emerging market and Brazilian index futures were profitable.

The U.S. dollar's recent ascent accelerated during September due to the sharp increases in U.S. interest rates, the Russia-Ukraine war and the energy crisis in Europe. Other factors contributing to the dollar's strength were China's slowing growth and safe haven demand in response to geopolitical tensions. Long U.S. dollar positions versus the yen, euro, Norwegian krone, Swedish krona, Swiss franc, British pound and Canadian, Australian and New Zealand dollars were profitable. On the other hand, short dollar trades against the higher yielding Brazilian, Indian and South African currencies were slightly unprofitable.

Commodity prices were rattled by higher interest rates, a stronger dollar and slowing global growth. Although energy supplies remained tight, energy prices declined in September and long positions in Brent crude, WTI crude, heating oil, London gas oil and RBOB gasoline were unprofitable. Short positions in U.S. natural gas and carbon emissions were marginally profitable. Trading of non-energy commodities was flat.



    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman